

Formation

SUPPL

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Commences Drill Program to Facilitate Mine Design

Vancouver, B.C., July 19, 2005, Formation Capital Corporation (FCO-TSX) (the Company) announced today the commencement of a 7000 foot (approx 2,130 metre) diamond drill program on the Company's 100% owned Idaho Cobalt Project (ICP), a unique primary cobalt deposit located in east central Idaho in the permitting and feasibility stages of development. The drill rigs are expected to be mobilized to the site by the end of the week. The diamond drill program, as recommended by Mine Development Associates (MDA), is designed to gain geotechnical data to optimize mine stope design, particularly for the early years of mine production on the ICP. The geotechnical data will also be used to optimize the mine ground support design by providing additional data on rock structure, which is expected to downgrade the ground support requirements as outlined in MDA's Pre-feasibility report.

In addition, the drill program is intended to further delineate the open-ended mineralization discovered in last years drilling on the southern portion of the Ram deposit where some of the widest drill intercepts with the highest grades were encountered. This, along with mine design facilitation, is designed to improve the overall economics of the deposit and increase the existing mine life.

The drill program will concentrate on the southern portion of the Ram deposit where the 2004 drill program was successful in extending the strike length of the mineralized horizon an additional 200 feet south to section 8+00S. The mineralization on this section, the furthest section drilled to the south, appears to increase in grade and width when compared to previous drill intercepts. Mineralization continues to remain open along both north and south strike directions and at depth. The 2004 drill program was also successful in confirming the downdip extension of mineralization along a strike length of 2,200 feet between sections 8+00S and 14+00N. This downdip mineralization was encountered well below its previously defined vertical depth and remains open.

MDA's National Instrument 43-101 compliant report, based on the 2004 drill results, (see March 31, 2005 Company News Release) estimate undiluted measured and indicated resources on the Ram deposit at a 0.2% cut-off grade total 1,916,442 tons (1,344,447 tons in the measured category) grading 0.605% cobalt, 0.57% copper and 0.014 ounces per ton gold with inferred resources of 952,200 tons grading 0.714% cobalt, 0.79% copper and 0.016 ounces per ton gold. An updated reserve report from MDA is expected in the fall with the completion of the Bankable Feasibility Study.

The Idaho Cobalt Project is a unique high-grade, primary cobalt deposit that is metallurgically favourable for the production of high purity cobalt products. The U.S.A. is one of the largest world consumers of this environmental and strategic metal but currently has no primary cobalt production and is dependent on imported sources.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporati



"Mari-Ann Green"

Mari-Ann Green
C.E.O.



For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

12g326-82-2783



Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Formation Seeks Judicial Approval of Access Across Blackbird Mine Site

Vancouver, B.C., June 28, 2005 Formation Capital Corporation (FCO-TSX) (the Company) announced today that it has brought a court action in Lemhi County Idaho, seeking a declaration that it is entitled to formal access across the Blackbird Mine Site for all purposes pursuant to relevant Idaho statute. The Blackbird Mine is owned by Noranda Mining, Inc. (NMI). On June 13, 2005, the Company acquired a certain letter, dated May 31, 2005, addressed to the Office of General Counsel, US Department of Agriculture (USDA) from the law firm of Covington & Burling. The letter was provided to the Company after the Company made a Freedom of Information Act request to the USDA. The USDA holds jurisdiction over the Salmon-Challis National Forest (FS) where Formation Capital is in the permitting and bankable feasibility stage of development on its Idaho Cobalt Project (ICP). Covington & Burling (C&B) is counsel to an Alcan, Inc. subsidiary, but C&B purports also to be acting on behalf of the Blackbird Mine Site Group (BMSG). BMSG is the "doing business as" name of the subsidiaries of several companies, apparently including Alcan, Inc., Noranda, Inc, and Hanna Mining, which, collectively, are liable to the United States for on-going and past discharges of hazardous substances (primarily metals) from the Blackbird Mine to local streams, rivers and ground water. The Company's understanding is that, to date, BMSG has had to incur costs in excess of $50,000,000 because of pollution from this site, and that remedial work continues. The Blackbird Mine is adjacent to the Idaho Cobalt Project.

The BMSG had recently raised concerns about FCO operations possibly increasing the compliance cost to BMSG of continued remedial work, but the May 31, 2005 letter, incorrectly captioned "Privileged and Confidential", stated the "BMSG has not given Formation permission to access the Blackbird Mine site for the construction of the exploration decline." Review of the Lemhi County real property records on June 14, 2005, did not disclose that the BMSG holds any real property interest in the Blackbird Mine that would permit Alcan's counsel to grant or withhold access across the Blackbird Mine Site. In fact, review of the Idaho Secretary of State's records failed to disclose that any "Blackbird Mine Site Group" exists or ever existed under Idaho law, nor did such records disclose the existence or previous existence of a "Blackbird Mining Company," another apparently related entity, also not authorized to conduct business in Idaho. Noranda Mining Inc., freely has granted access to the ICP since the inception of the ICP in 1993; however, Noranda Mining, Inc. has not been able to conclude negotiations with the Company for a formal easement agreement that was first proposed by the Company in 2001, negotiated over the intervening period, and for which a signature-ready copy of the easement agreement now rests with Noranda Mining, Inc. The Company believes the intramural relationships of the BMSG to be somewhat fractious, and this may be complicating the situation.

Accordingly, to try to rapidly simplify the situation, on June 14, 2005, the Company filed an action against Blackbird Mining Company and Noranda Mining, Inc., in Lemhi County Court pursuant to State of Idaho statute 47-902 ("Right of way for mining purposes"), which provides, in part, that "[w]hen any . . . mining claim is so situated, that for the more convenient enjoyment of the same a road . . . may be necessary for the better working thereof . . . the claimant is entitled to a right of way . . . through and across such other lands . . .". This statute provides for appointment of a local commission to "assess damages to the . . . lands of defendant," for bonding of such damages, and for access in advance of any actual trial of such issues. Thus, the Company is optimistic that any questions about access will be addressed expeditiously.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com


Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

Court Will Issue Order Granting Formation Access Across Blackbird Mine Site

Vancouver, B.C., July 4, 2005 Formation Capital Corporation (FCO-TSX) (the Company) announced today that on June 30, 2005, Judge James Herndon, Seventh Judicial District of the State of Idaho, Lemhi County ordered Noranda to allow access across the Blackbird Mine site so that the Company may continue with the Idaho Cobalt Project exploration drilling and proceed with permitting and construction of the Company's exploration decline for bulk sampling. He instructed Formation and Noranda Mining, Inc. ("Noranda") to seek to reach an agreement on language for a court order providing the Company with such access. In the event that the Company and Noranda are unable to reach agreement on the language for such an order within ten (10) days, then Judge Herndon will draft and issue the court order. Pending further judicial determinations, Judge James Herndon will rule on access across the Blackbird Mine site for all purposes pursuant to Idaho Code title 47, Chapter 9, concerning "Rights of Way and Easements for Development of Mines."

As stated in a June 28 Press release, the Company has brought the court action in Lemhi County seeking formal access across the Blackbird Mine site for all purposes pursuant to Idaho Code title 47, Chapter 9, concerning "Rights of Way and Easements for Development of Mines." The Blackbird Mine site is owned by Noranda. The June 28 Press Release stated that the Company was optimistic that any questions about access will be addressed expeditiously. Judge Herndon's prompt initial action suggests that the Company's original assessment was correct.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com

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The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.